

Offering Statement for Wireless Electrical GRID LAN, WiGL Inc. ("WiGL Inc.")

Wireless Electrical GRID LAN, WiGL Inc. ("WiGL Inc.," the "Company," "we," or "us"), a Virginia Corporation incorporated on February 26, 2020, is holding the following offering:

Up to $3,999,999.70 in Common Stock at $1.85 per share with a minimum target amount of $9,999.25.

Offering Minimum: $9,999.25 | 5,405 shares of Common Stock
Offering Maximum: $3,999,999.70 | 2,162,162 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.85 per Share
Minimum Investment Amount (per investor): $249.75

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $249.75. The Company must reach its Target Offering Amount of $9,999.25 by December 31, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.25 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Bonuses:

Time-Based Incentives (<u>Discount applied at time of investing</u>):

Prior Investors, Friends and Family Early Bird Bonus: Invest within the first 7 days after the campaign launches and receive a 15% discount on the share price.

Super Early Bird Bonus: Invest within the first two-weeks after the campaign launches and receive a 12.5% discount on the share price.

Early Bird Bonus: Invest within the first three-weeks after the campaign launches and receive a 10% discount on the share price.

Amount-Based Incentives (Bonus shares to be issued by the issuer <u>after the raise has completed</u>):

Invest $500+: Level I – WiGL Bronze

Become part of the WiGL Investors Club* + Exclusive WiGL Hat* + 3% bonus shares*

Invest $1,000+: Level II – WiGL Silver

Become part of the WiGL Investors Club* + Receive an exclusive WiGL Hat* + 5% bonus shares*

Invest $2,500+: Level III – WiGL Gold

Become part of the WiGL Investors Club* + Receive an exclusive WiGL Shirt* + WiGL Hat* + 10% bonus shares*

Invest $5,000+: Level IV – WiGL Platinum

Become part of the WiGL Investors Club* + Receive an exclusive WiGL Shirt* + WiGL Hat* + 15% bonus shares* + exclusive early access to WiGL enabled products*

Invest $50,000+: Executive Level – WiGL Angel

Become part of the WiGL Investors Club* + Receive an exclusive WiGL "Angels" Shirt* + WiGL Hat* + 30% bonus shares* + exclusive early access to WiGL enabled products*

*All perks occur when the offering is completed.

**Investors can only receive one (1) time-based incentive and one (1) amount-based incentive per investment.

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

****Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or

uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION

NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://wi-gl.com/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

Issuer Information

Wireless Electrical GRID LAN, WiGL Inc d/b/a WiGL Inc.

1919 Commerce Drive, Suite #120, Hampton, VA 23666

Eligibility

The following are true for Wireless Electrical GRID LAN, WiGL Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

Dr. Ahmad Glover | Founder, CEO and Director | February 26, 2020 – Present

Dr. Glover's primary position is with the issuer.

Employee Background

Dr. Glover serves as the President and founder of WiGL Inc and interim CEO. He is the CEO of Glover 38th St Holdings, LLC since April 2012. Dr. Glover has successfully directed and managed large-scale energy transfer programs for the U.S. military since 1988 until present. He served as a strategic technical advisor for the Federal Aviation Administration, numerous municipal governments, and private industry companies. Dr. Glover served 23 years in the U.S. Air Force, from 1988 to 2011 where he led high-tech acquisitions programs overseeing multi-billion-dollar space and special operations programs. He successfully helped create numerous start-ups and spin off for the Air Force. After retirement, he successfully positioned companies such as CPS Professional Services for acquisition in 2014.

3-Year Work History

WiGL Inc. | Founder, CEO and Director | February 26, 2020 – Present (Primary Position)

G38 Consulting, LLC | President | May 2014 – Present

G360 | Advisor | January 2023 - Present

The following individuals (or entities) represent the Company as Key Employees:

Employee Name and Title

Craig Baker | Chief Operating Officer | June 2021 – Present (1-Year Extendable)

Mr. Baker's primary position is with the issuer.

Employee Background

Mr. Baker has served as the Chief Operating Officer since June 2021. Mr. Baker leads WiGL's development of products and commercial needs for the Department of Defense. Mr. Baker retired from the United States Air Force with the rank of Brigadier General in 2021. His career spanned three decades and six continents, from 1992 to 2021. While serving as a member of the United States Air Force he realized the importance of openness to new technology in maintaining the Air Force's battlefield superiority in the world.

3-Year Work History

WiGL Inc. | Chief Operating Officer | June 2021 – Present (Primary Position)

United States Airforce | Chief Operating Officer/Vice Commander, 12th Air Forces Southern Command | July 2018 – July 2021

<u>Employee Name and Title</u>

Cherif Chibane | Contracted Chief Technology Officer (CTO) (As Needed) | April 2020 – Present (1-Year Extendable)

Mr. Chibane's primary position is NOT with the issuer. His primary position is with AuresTech Inc.

Employee Background

Mr. Chibane serves as the lead scientist and technology officer since April 2020 and contracted CTO (as needed) since 2023. He is currently Chief Technology Officer for Aurostech since April 2018. Mr. Chibane is a world-renowned scholar and noted expert with our 30+ years' experience in the of radio frequency energy transfer beginning in March 1983 as a engineer at Tech Labs. As an executive, Mr. Chibane has successfully managed high-tech programs at Draper Laboratories from July 2010 to January 2014, Massachusetts Institute of Technology (MIT) from February 2014 to April 2018 BAE Systems from February 2002 to July 2010, and AuresTech from April 2018 to present. Mr. Chibane assisted in the development of WiGL and knows the technology and its scope. He's successfully positioned numerous start-ups for acquisition.

3-Year Work History

AuresTech Inc. | CEO and Chief Research Officer | July 2017 – Present (Primary Position)

WiGL, Inc. | Contracted Chief Technology Officer (CTO) | April 2020 – Present

<u>Employee Name and Title</u>

Marie Wise | Chief Innovation Officer and Partnering | April 2020 – Present (1-Year Extendable)

Mrs. Wise's primary position is with the issuer.

Employee Background

Mrs. Wise serves as the lead business development officer since April 2020. As director, Mrs. Wise has 20+ years of experience in Business Development for the Semiconductor Industry from April 2002 starting with Fujikin of America to April 2018 with Materion Corporation. Mrs. Wise assisted in the development of the WiGL strategic plan and knows how to identify new development opportunities and implement innovative growth- related initiatives.

3-Year Work History

WiGL Inc. | Chief Innovation Officer and Partnerships | April 2020 – Present (Primary Position)

LVB Consulting | Business Development Director | April 2018 - Present

Employee Name and Title

Al Anderson | Advisor to WiGL Inc. | June 2023 – Present (1-Year Extendable)

Mr. Anderson's primary position is with ESM Automation LLC.

Employee Background

Mr. Anderson has served as Chief Technology Officer of the eNERGY Division since June 2023. He is the Co-Inventor of WiGL eNERGY. Since October 1997 he has been self-employed as an engineering specialist with a focus on the oil, gas and refinery industries. Mr. Anderson holds over 15 patents in energy and consumer products.

3-Year Work History

WiGL Inc.| Advisor to WiGL Inc. | June 2023 – Present (1-Year Extendable)

ESM Automation LLC. Engineering Consultant service | CEO | April 2020-Present (Primary Position)

Wigl eNERGY, Inc. |Senior Director of Technology/Co-Founder | January 2022-Present

Employee Name and Title

Dave Noah | Advisor to WiGL Inc. | June 2023 – Present (1-Year Extendable)

Mr. Noah's primary position is with WiGL eNERGY, Inc., which is owned by the issuer.

Employee Background

Mr. Noah has served as COO and Chief Development Officer for eNERGY Division since June 2023. He is also currently the President and CEO of at Lean Industries a role he has held since August 2020. From September 2019 until August 2020 Mr. Noah served as Vice President of Operations at Lean Industries. From August 2013 until August 2019 Mr. Noah served as Program director at the United States Air Force. During this period of time at the United States Air Form he was the Director of Combat Operations and Warfighter Research Programs for FastJet (Fighter) initiatives within the Air Force Research Laboratory.

3-Year Work History

Lean Industries, Inc. | CEO | August 2019 – March 2022

WiGL, Inc. | Advisor to WiGL Inc. | May 2018 – Present

WiGL eNERGY, Inc. | Chief Operating Officer (COO) | June 2023 – Present (Primary Position)

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, the Company compensated its three highest paid directors, executive officers, and key employees as follows:

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Dr. Ahmad Glover	Founder, CEO and Director	$297,230.00	$0	$297,230.00
Marie Wise	Chief Innovation and Partnering	$153,236.54	$0	$153,236.54
Craig Baker	Chief Operating Officer	$117,033.70	$0	$117,033.70

Principal Security Holders

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

Dr. Ahmad Glover

Securities

74,012,549 Shares

Security Class

Common Stock

Voting Power

72.39%

The "Voting Power" includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership.

Business and Anticipated Business Plan

Business of the issuer and the anticipated business plan

Background

Wireless Electrical Grid LAN, WiGL Inc (WiGL Inc). was a division of Glover 38th St Holdings LLC (G38) from 2017-2020. WiGL Inc was formally incorporated on February 26, 2020 under the laws of the state of Virginia, and is headquartered in Hampton, VA. The Company is engineering technologies to enable consumers to power their devices on the move. Specifically, WiGL is building a network to help power or recharge their battery while they use their device wirelessly and renewable energy products to create electricity in novel ways. By expanding the engineering behind the Company's patents, the Company is bringing consumers the ability to create, transmit and store next generation electrical power products. WiGL is focused on helping Internet of Things (IoT) devices become range-less, by providing power on-demand.

The idea for WiGL came from our founder's work with previous entities, specifically Glover 38th St Holdings, LLC ("G38"). G38 is a government consulting Company formed in 2012. Dr. Glover is the CEO of G38. G38 assisted the United States Air Force Research Lab with the development of 5G for Advanced Training Waveforms ("5G ATW").

During the 5GATW government tests, Dr. Glover realized that in addition to the data provided by 5G technologies, there was also a need for power to those same devices. In 2017, Dr. Glover and Cherif Chibane, under contract to G38, began to solve, what they deemed "the wireless electrical power challenge." During May 2018, a utility patent was granted to Dr. Glover and Mr. Chibane by the U.S. Patent Office.

In 2019, the patent was assigned to G38 so that WiGL could continue prototyping and advancing the technology. On March 3, 2021, the patent and the associated trademark was assigned to WiGL.

Vision

Imagine getting electric power the same way we wirelessly get to the internet. WiGL allows for powering or recharging devices using our over-the-air wireless electrical power network. We aim to power consumer, business, and technical devices on the move, or recharge batteries while using those devices. Our vision is for people across the globe to simply ask, "how do I get on your WiGL network?" WiGL intends to be the most widely recognized brand name for all things related to wireless power delivery.

We envision a future of WiGL everywhere, from your home kitchen to city hall. Imagine a world where essential power is made available worldwide via WiGL enabled transmitters embedded in streets, on light poles, and TVs, powering everything from your Christmas tree to cell phone cases to military devices. Imagine a world where WiGL's competitors become partners that make and sell WiGL enabled products to enable seamless meshed networks of WiGL touchless wireless power on the move.

By adding renewable energy products, we envision power on the go. Users will no longer need to stop to recharge an electric vehicle ("EV"). We believe that you can simply take the power with you or build your very own hot spot.

How WiGL Works

WiGL has two product lines; over-the-air touchless Wireless Power Transfer (tWPT) networks and renewable energy. WiGL's tWPT works just like traditional WiFi, however, instead of transmitting and receiving WiFi data, a WiGL enabled transmitter ("Tx") form a network that uses the same raw radio frequency ("RF") or light as noise but harvests the energy-noise as raw power.

- WiGL converts AC or DC Smarter Power ("P/LAN") into a two-way signal via a Tx-to-Tx networks.

- The Tx network then routes a directed WiGL signal to a known receiver connected to or within a smart device.

- The receiver then converts the EMR or RF signal into DC to harvest the power.

- The receiver power is then stored in a powerbank or used to power the devices on the network.

Like cell phone towers, WiGL Tx's are smartly connected allowing for near endless distance.

To support smarter, greener power, we intend to produce an additional offering - WiGL eNERGY Units ("WiGL eNERGY Units"). The WiGL eNERGY [1]Units will function as a self-generating power source that could support the energy transmission via remote or off grid locations. In other words, if you are going off the grid you can take WiGL with you.

Below is a description of the various software products that we use to enable WiGL over-the-air wireless power to work.

Software Product	Description	Subscription Fees Applicable (Y/N)	Inhouse Software	Licensed Software from Third Parties
WiGL Transmitter network controller	WiGL's proprietary software used to connect multiple transmitters; creating the WiGL Network.	No	Yes	N/A
WiGL Receiver Controller	WiGL's proprietary software used to allow the WiGL network to see, allow, and manage receivers on the network.	No	Yes	N/A
WIGL End User Subscription	WiGL's proprietary software used to allow or reject end users.	Yes	Yes	N/A
WiGL Network Subscription Partnership	Software used by 3rd party to charge end users to access and stream wireless power.	Yes	No	TBD

Products

WiGL's #1 product is its name. WiFi is a distinct name and recognizable around the world as the vehicle to get touchless wireless internet. Wireless power is in early stages and there is no single name/name dominance that currently links all forms of touchless wireless electrical power. WiGL's primary goal, related to the market for wireless power, is to:

- create the name,

- create the logo and

- create the subscription market.

Ideally, by 2030, there will need to be a logo on doors, an icon on phones, and instructions on laptops around wireless power. WiGL's intends to be the preeminent name and iconography of or related to near filed and far field wireless power.

WiGL enabled tWPT and eNERGY products are currently in the productization stages. WiGL has recently built and completed three go to market minimally viable products ("MVP"):
- WiGL-enabled transmitters

---

[1] The intent of this Reg CF is to spin off WiGL eNERGY Inc as a stand-alone company from its parent WiGL Inc.

- o In partnership with Energerous Inc. (publicly traded as WATT, in February 2024 the federal communications commission ("FCC") has approved a small WiGL enabled transmitter network that plugs into a home or business electrical 110V outlet. These transmitters are for the WiGL network.
- WiGL-enabled receiver
  - o A WiGL enabled receiver that recharges your battery on the move. The receiver is connected to a powerbank and holiday LEDs. The Christmas Tree products are being marketed as a wireless Christmas Tree. We intend to bring this product to market by Q4 2025.
- WiGL energy ("eNERGY") device for small rechargeable devices
  - o A WiGL eNERGY is small renewable devices that create electricity that recharges your battery on the move. The eNERGY devices use kinetic energy (movement), chemical energy (saltwater) to create enough electrical power for small 5-24 volt systems. We intend to bring this product to market by Q4 2025.

The Company is actively developing the following over-the-air wireless products to manufacture and sell to consumers.

Product	Components that the Company designs	Components that the Company manufacture	Components that third party design	Components that third parties manufacture	Estimated date to begin sales to consumers	Target Consumer
WiGL-enabled Transmitters	The 1st generation transmitters were designed by Energous, but 100% owned by WiGL.	N/A	All components are commercial off the shelf.	WiGL is contracting 3rd parties to manufacture the housing.	1 December 2024	Holiday Shoppers
WiGL-enabled Receivers for LEDs and Holiday Trees	The 1st generation receivers were designed by Guinn Partners, but 100% owned by WiGL.	N/A	All components are commercial off the shelf.	WiGL is contracting 3rd parties to manufacture the housing.	1 December 2024	Holiday Shoppers
WiGL-enabled Receivers for Phone Cases	The 2nd generation receivers are being designed by AeroTech, but 100% owned by WiGL.	N/A	All components are commercial off the shelf.	WiGL plans to contract with 3rd parties to manufacture the housing.	TBD	CellPhone Users

The Company is actively developing the following eNERGY products to manufacture and sell to consumers.

Product	Components that the Company designs	Components that the Company manufacture	Components that third party design	Components that third parties manufacture	Estimated date to begin sales to consumers	Target Consumer
5V SWPB Water bottle	The 1st generation renewable eNERGY devices were designed by Guinn Partners, but 100% owned by WiGL.	N/A	N/A	WiGL is contracting 3rd parties to manufacture the SWPG Bottle.	1 December 2024	Disaster Response
12-36V SWPB	The 1st generation renewable eNERGY devices were designed	N/A	N/A	WiGL is contracting 3rd parties to	1 December 2026	Solar Panel owners,

Modular Case	by Guinn Partners, but 100% owned by WiGL.			manufacture the SWPG Bottle.		sellers, users. Off-Grid.
Kinetic eNERGY	The 1st generation kinetic eNERGY devices were designed by Guinn Partners, but 100% owned by WiGL.	N/A	N/A	WiGL is contracting 3rd parties to manufacture the SWPG Bottle.	1 December 2026	Active Wear

The Company is actively developing the following promotional products to manufacture and sell to consumers.

Product	Components that the Company designs	Components that the Company manufacture	Components that third party design	Components that third parties manufacture	Estimated date to begin sales to consumers	Target Consumer
Promotional Clothing	Online drop shippers	N/A	All	All	January 2022	WiGL Fans
Promotional Clothing and other apparel	WiGL's patented and/or trademarked clothing was designed by Duplex Sports, but 100% owned by WiGL.	N/A	All	All	January 2022	WiGL Fans

Development Roadmap

WiGL is still currently in the productization stages. Below we describe the SBIR Phase II contract that we have completed, partnerships with third parties for future products, tWPT and SWPG Products, and our plans for our Ghana Leasehold and Saltwater Powered Generator and future distribution sites.

SBIR Phase II Contract

In March 2022, we were granted a follow-on contract with the US. Air Force (USAF) through the USAF's SBIR Phase II contract process. Under this follow-on Phase II contract we further developed, deployed, and integrated WiGL's technology with the U.S. Air Force. As of December 31, 2023 we had completed 8 out of the 8 deliverable items and received $749,999 for completion of this contract.

Successful completion of this contract resulted in working devices suitable for other branches of the Department of Defense and U.S. government. Further, during this process we discovered products with the ability to reach the consumer market. Potential products to add to the WiGL networks for the everyday consumer include the following:
- WiGL-enabled receiver
  - A WiGL enabled receiver that connects to a power bank; the powerbank recharges your battery on the move. The receiver is connected to holiday LEDs and is being marketed as a wireless Christmas Tree.
- WiGL-enabled receiver for small rechargeable devices
  - WiGL enabled receivers + powerbank for small rechargeable devices. We demonstrated this for the Air Force during Q4 2023. We intend to bring the related product to market for the 2025 buying season.

Partnerships

We worked with Energous, PowerCast, EarlyX, and Guinn Partners to build Wireless Power Transfer (tWPT) network and MVPs based on our prototypes. These relationships support our day-to-day operations without ongoing

obligations on the part of these partners or the company. Below is information relating to the nature of our relationship with our third party partners and vendors.

Name of Agreement	Parties to the agreement	Date entered into the agreement	Purpose of the agreement	Obligations	Payment terms
	Energous and WiGL	The Company has not entered into an agreement.		N/A	Company pays the engineers to do the work.
	PowerCast and WiGL	The Company has not entered into an agreement.		N/A	Company pays the engineers to do the work
Service Agreement	EarlyX and WiGL	June 6, 2022	To collaborate and provide advice.	Independent contractor agreement.	Consultant submits monthly invoices to the Company.
Consulting Agreement	Guinn Partners and WiGL	November 1, 2020	Pay for expertise in loT and robotics technology development, business development, content creation, marketing, sales, manufacturing and distribution.	Independent contractor agreement.	Company pays the engineers to do the work

With support from our partners, we have purchased commercial off-the-shelf ("COTS") hardware to build the WiGL-enabled Tx networks. Their advances in tWPT technologies are fast-tracking WiGL going global. WiGL has been selected to advance the tWPT technologies from US government use to commercial applications. As part of task 7 of 8 of one of our previous DoD contracts we provided the US Department of Defense our plan to go from US military MVPs to civilian products on store shelves; tWPT networks, LED lights, eNERGY water bottles. Currently we are working on developing the following products:

- WiGL enabled transmitters that plugs into a home or business alternating current (A/C) electrical outlets.

- WiGL enabled transmitters that plugs into our renewable eNERGY SWPGs.

- WiGL enabled power bank receivers that recharge your battery on the move.

- WiGL enabled SWPG + power banks that recharge electric vehicles while they move.

- WiGL enable holiday lights and Christmas Trees on our network.

tWPT and SWPG Products

During 2022 WiGL began manufacturing the prototype for SWPGs. The Company intends to commercialize this product for the Department of Defense during 2023 – 2026.

In early 2023, the Company demonstrated the first minimum viable product, ("MVP") to the Department of Defense. After modifications, two version are nearing completion of the "build of material" stage so that we can start manufacturing the products. Prospective WigL eNERGY Products include:

- A specialized backpack designed to self-generate its own electrical power using salt water as a fuel source and ultimately acts as a salt water generator ("SWPG"). The backpack has met initial testing requirements and can provide up to 24V at 50W output for one week.
- WiGL Energy Bottle. The bottle utilizes magnesium oxidation reaction to produce power. The eNERGY bottle has a single USB-A port that charges at 5V and can provide up to 12,000 mAh of energy at 1-10W for 24hrs. This bottle can also be recharged.

Ghana Distribution, Leasehold and Saltwater Powered Generator

On February 9, 2021 the Company and Accessplus Communications Ltd., a company registered under the laws of Ghana (the "Distributor") entered into the distribution agreement. Pursuant to the terms of the agreement the Distributor is responsible for the following:

- Finance a pilot of the WiGL Gen 1 wireless technology in Ghana.
- Obtain relevant regulatory approvals and licenses.
- Buy WiGL enabled products when commercially available for sale to subscribers in the territory. Pay an annual license fee of not less than $1,000,000 commencing one year after the successful sales of the WiGL transmitters and receivers to its customers after they become commercially available in the market.
- Directly license WiGL enabled products and trademarks.
- Pay WiGL 25% of all monthly subscription revenue

As of April 29, 2024 the Distributor has completed the following steps:

- Held meetings with Accessplus Communications Ltd., to plan distribution requirements and business residency requirements in Africa, specifically Ghana.

Met the initial planning requirements such as minimum qualities to receive SWPG water bottles as soon as they are available for mass production.

We estimate the SWPG water bottles will be available for mass production by Q4 2024. Accordingly, we estimate that the Distributor will receive initial shipments by Q1 2025.

We intend the following products to be sold across Africa in chronological order:

- The 5V water bottle (SWPG product)
  o This is specifically to provide 12-24 hours of renewable energy to recharge smart devices; cell phones, pads, ear buds, etc.
- 12-36V Cases (SWPG products)
  o This is specifically to provide 24/7 power to recharge solar batteries. The Cases are designed to power small homes; <1000 Sq Ft.
- Kinetic apparel (SWPG eNERGY products)
- Introduce tWPT products (transmitters and receivers) into Ghana

Initially, the products will be shipped to Ghana and then resold across the continent. Eventually we intend to deploy a WiGL team to Ghana to create the infrastructure necessary to access raw magnesium and build SWPG's. Once WiGL has the necessary infrastructure in place we intend to build the SWPG products for Africa in Ghana.

On January 10, 2024 the Company agreed to purchase a leasehold interest in the one bedroom apartment located at Roman Ridge Residential Area in the Accra Metropolis in the Greater Accra region of the Republic of Ghana. The apartment will be used as a demonstration, distribution and office location for the Company's Saltwater Powered Generators. The leasehold interest expires on March 8, 2054. The Company intends to pay $189,543.12 USD to lease this apartment. The Company notes that this apartment building is not yet completed.

<u>Future Distribution Locations</u>

WiGL has filed for international patent rights in Asia. The Company intends to enter into similar distribution and leasehold agreements in Asia in the near future.

Business: How we intend to make money

We intend to utilize an all-inclusive software subscription and hardware business-to-business model ("B2B"). We intend to generate revenue through the several pillars listed below.

- Software subscription fees
  - Individuals via their cellular or eclectic power service provider: From $6.99 to $29.99 per month for individual subscribers. WiGL Inc will receive a shared portion of the service providers monthly submission fees.
  - Service providers of the software subscriber: For the B2B channel, WiGL will earn 10-20% of each monthly bill for software licensing.
- Hardware licenses
  - We intend to charge approximately $0.20 for each device containing a WiGL enabled transmitter technologies and an additional $0.10 for each embedded or external WiGL enabled receiver technologies.
- Direct sales
  - Potential direct equipment sales include devices WiGL may make to generate electrical energy autonomously.
  - We intend to commercialize our products with WiGL enabled technology under "WiGL eNERGY" to date these products include a backpack and water bottle.
  - Devices such as our Salt Water Powered Generator, may range from $10 to $250.
  - Kinetic eNERGY product used as promotional items for sale such as clothing, drinks, or other merchandise used for name and brand awareness.
- Trademark & Standards licensing
  - We intend to negotiate trademark and/or standard licensing agreements, so that other companies can integrate WiGL into all wirelessly chargeable products that are non-exclusive models.
  - We also intent to market, license and sell WiGL marks to manufactures, hotels, and airlines/airports, such as "WiGL enabled" stickers or markings.
  - WiGL also intends to guide and license future standards, educational coursework and practitioner certifications.

Sales Strategy

WiGL's sales strategy hinges on hiring and utilizing a full-time team of Licensing Employees ("LEs") and Product Development and Integration Employees ("PDIEs") that will be trained and tasked with reaching out and forging partnerships with existing electronics technology hardware companies that have existing customer bases.

Phase 1 of sales outreach will span from December 2021 to December 2024, WiGL intends to target technology hardware companies such as Belkin, Dell, GE, and Cubic. Through leveraging Dr. Glover's contacts within the Department of Defense, the Company has also commenced discussions with certain companies providing diversified systems and services to the transportation and defense markets worldwide.

Phase 2 of sales outreach will span from December 2024 to December 2030. The Company intends to target companies such as Sony, Apple, and Applied Materials. The structure of the sales force is comprised of LEs and PDIEs and will be led by the Chief Innovation and Partnering Officer. We believe that our product can become ubiquitous and so each LE will try to reach companies that have the ability to sell 10,000 subscription accounts per month and each PDIE will aim to capture companies that have the ability to purchase and/or co-produce more than 1 million transmitter and receiver licenses monthly.

Additionally, WiGL's sales model is to approach each potential partner with WiGL already developed and demonstrated by the PDIE on or in the sales target's product offerings. The Company's goal is to get the potential partner to license or white label.

Marketing

We intend WiGL to be associated with wireless power delivery, regardless of the product, service, competitor or manufacturer. To help achieve this goal, the Company intends to utilize a variety of marketing strategies.

Website and Digital Marketing

WiGL has existing websites where visitors can find information about the Company, its technology, partnering, and contact information. The Company has hired a professional agency to design the website and optimize it for better search engine rankings. Search engine optimization of the website ensures that proper titles, meta descriptions, and keywords, both short- and long-tailed, are present on all pages of the website. The website will also feature a blog where industry-related topics will be regularly discussed.

WiGL will also devote part of its annual budget to digital marketing to drive brand awareness through activities such as YouTube videos and online contests. Digital marketing primarily focuses on Google Ads keyword advertising campaigns and the display network.

The Company will also conduct advertising campaigns on social media to drive visitors and potential clients to its website. In addition to directly bring visitors to the website, the digital marketing campaigns will also build brand awareness by displaying the Company's logo and ads on numerous websites with visitors interested in limitless wireless power. Proper search engine optimization and successful digital marketing campaigns will be among the key growth and development factors of the Company. We believe, online marketing and promotional efforts will help the Company rank higher in search engine result pages, which will lead to an increased number of visitors and, consequently, B2B clients, driven by end-user demands for WiGL enabled products.

Online Paid Advertising

The Company will also invest in online advertising to help drive potential B2B partners into licensing agreements. This will include pay-per-click advertising using Google Ads, YouTube, Chat Apps and may also include other ad platforms such as pay-per-impression systems like Facebook-sponsored posts. WiGL will target these online ads to specific demographics and interest groups using keywords and search phrases designed to elicit a response from targeted businesses.

Social Media

WiGL will have strong and ever present-branding on social media pages, including Facebook, Instagram, and LinkedIn. The Company will communicate its updates and news on these influential social media sites. Due to its B2B focus, the Company's LinkedIn page will be the most active manifestation of its social media presence for licensing. All other social media platforms will be used to ensure WiGL is synonymous with wireless power. We believe, an ever-expanding social media presence is considered beneficial in the modern business environment. Therefore, WiGL will consider the expansion of its communication efforts to additional social media sites and new trends and platforms emerge.

Trade Shows

The Company will identify relevant trade events, local trade fairs, and conferences in the industry. The Company will target major players at each tradeshow and seek partnerships to be part of multiple exhibits. WiGL also intends to co-sponsor events and make large areas within the trade shows WiGL enabled shot spots. By participating in such activities, the business can stay abreast of industry trends while also cultivating new contacts, developing business alliances, brand awareness and meeting with potential partners in person.

Market Overview

The wireless and wired charging solutions market is estimated to grow to $25 billion in 2022. The massive adoption of physical devices around the world that are now connected to the internet, all collecting and sharing data (the "Internet of Things or "IoT"), with 11 billion devices already connected and 15 billion estimated by 2027-2030 drives this remarkable growth. WiGL plans to significantly expand the wireless transmission market even beyond current predictions. Our goal is to replace the traditional wired segment, which represents a total available market of over $49 billion.

Competition

WiGL's primary advantages are its patented wireless charging range and mesh networking capabilities. Though Energous and Huawei are WiGL's closest competitors, they do not have the long distance range capabilities as does WiGL. Our other direct and patented advantage over existing competitors is our approach to mesh networking, which we designed for military applications.

We believe WiGL has a 3-year technology development lead time of engineering and prototyping for the Department of Defense applications.

Production/Suppliers

The Company is not currently in mass production, however, when full production begins the Company believes that its key components will be supplied by four United States companies.

Research and Development

Research and development costs include partnerships with universities to advance Ad Hoc meshed networking capabilities such as better harvesting of beam forming RF by the WiGL enable receiver, better tracking of the receiver by the WiGL enabled transmitters, better capacitor management based on the IoT device needing to be recharged.

Employees

WiGL currently has 11 full-time employees and 3 part-time employees.

Intellectual Property

The Company relies on its intellectual property. As of April 29, 2024, the Company owns the following patents that have been granted:

All major aspects of the WiGL ad-hoc network technologies are protected by the utility patent US 9,985,465 B148 from 2018, and the patent application US 2020/0067341 A149. Both are accompanied by international filings. We are constantly monitoring competitors' activities and patent filings, as well as technical publications related to wireless technology and power transfer. We intend to file additional patents if additional intellectual property is developed during Phase II of this project, as well as potential design patents during Phase II or later. To date WiGL holds Patents:

1. **SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING ELECTRICAL ENERGY**

- **Patent number:** 11605983
- **Abstract:** Certain exemplary embodiments can cause an electronic device to charge or be remotely powered via a device. The device comprises multiple software enabled wireless transceivers. The device is constructed to identify an electronic device in proximity to the device's wireless AdHoc Meshed Network; automatically add, hand off or remove the electronic device to/across/from the network; and automatically determine a charge or remote power level of the electronic device.
- **Type:** Grant
- **Filed:** September 27, 2020
- **Date of Patent:** March 14, 2023

2. **SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING ELECTRICAL ENERGY**

- **Patent number:** 11557927
- **Abstract:** Certain exemplary embodiments can cause an electronic device to charge or be remotely powered via a device. The device comprises a wireless transceiver. The device is constructed to identify an electronic device in proximity to the device; automatically add, hand off or remove the electronic device to/across/from the network; and automatically determine a charge or remote power level of the electronic device.

- **Type:** Grant
- **Filed:** September 13, 2020
- **Date of Patent:** January 17, 2023

3. **SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING ELECTRICAL ENERGY FROM A BATTERY AND/OR FUEL CELL**

- **Patent number:** 11557926
- **Abstract:** Certain exemplary embodiments can provide a system, which comprises a multi-point power charger coupleable to different types of an electrical energy source such as a battery or a fuel cell. The multipoint power charge can detect the type of connected energy source and activate one of a plurality of converters, wherein the activated converter is compatible with the connected energy source. The multi-point power charger is constructed to emit a plurality of directional beams directable toward a determined direction of an electronic device that is chargeable via the multi point power charger. Also, a portable wireless charging device with at least two types of interchangeable power supplies.
- **Type:** Grant
- **Filed:** January 29, 2021
- **Date of Patent:** January 17, 2023

4. **SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING PEER-TO-PEER POWER DISTRIBUTION NETWORK**

- **Patent number:** 11557928
- **Abstract:** Certain exemplary embodiments can provide a system which comprises base and auxiliary multi point power chargers. The base multi point power charger is coupleable to an electrical energy source. The multipoint power chargers are constructed to emit a plurality of directional beams. Each of the plurality of directional beams is directable toward a determined direction of an electronic device that is chargeable via the multi point power charger. The electronic device is comprised of an auxiliary multipoint power charger.
- **Type:** Grant
- **Filed:** February 25, 2021
- **Date of Patent:** January 17, 2023

5. **WIRELESS CHARGING METHOD AND SYSTEM**

- **Patent number:** 11462949
- **Abstract:** Disclosed herein is a system controller in electronic communication with at least one wireless base charger system coupled to a power source, at least one transmitting antenna, the wireless charging system configured to determine a location of at least one device receiver located within a physical space and to provide wireless energy delivery comprising directing one or more directional electromagnetic energy beams from at least one transmitting antenna to the location of the device receiver at a distance greater than or equal to 50 cm from the transmitting antenna; each device receiver configured to receive and convert one or more of the directional electromagnetic energy beams into electrical energy and store at least a portion of the electrical energy in an intermediary electrical storage device, and to direct electrical energy from the intermediary electrical storage device to a connected electronic device in electrical connection with the device receiver, to charge and/or power the connected electronic devices.
- **Type:** Grant
- **Filed:** March 19, 2022
- **Date of Patent:** October 4, 2022

6. **SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING WIRELESS ELECTRICAL GRID LOCATION OR PERSONAL AREA NETWORK (WIGL) ENERGY**

- **Patent number:** 10992158

- **Abstract:** Certain exemplary embodiments can provide a system which comprises a multi-point power charger. The multi-point power charger is couplable to an electrical energy source. The multi-point power charger was constructed to emit a plurality of directional beams. Each of the plurality of directional beams is directable toward a determined direction of an electronic device that is chargeable via the multi point power charger.
- Type: Grant
- **Filed:** January 28, 2018
- **Date of Patent:** April 27, 2021

7. **SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING ELECTRICAL ENERGY**

- **Patent number:** 9985465

- **Abstract:** Certain exemplary embodiments can provide a system which comprises a multi-point power charger. The multi-point power charger is couplable to an electrical energy source. The multi-point power charger was constructed to emit a plurality of directional beams. Each of the plurality of directional beams is directable toward a determined direction of an electronic device that is chargeable via the multi point power charger.
- **Type:** Grant
- **Filed:** July 2, 2017
- **Date of Patent:** May 29, 2018

Worldwide applications: US20210249912A1

…and many more in the queue

Regulation

We are subject to either Part 15 or Part 18 of the FCC rules because we are a Company that produces wireless power transfer (WPT) devices operating at frequencies above 9 kHz are intentional radiators. The specific applicable rule part depends on how the device operates, and if there is communication between the charger and device being charged.

Devices specifically intended for use for wireless power transfer, or inductive charging, require FCC guidance for frequency exposure review. This includes Part 18 devices. It may be necessary for the responsible party (manufacturer) to seek guidance from the FCC on specific WPT devices by submitting a KDB inquiry, http://www.fcc.gov/labhelp.

Finally, it is possible that the power charging function could be approved under Part 15 rather than Part 18 if the device meets all of the requirements of the appropriate Part 15 rule.

Attachment 680106 D01 RF Exposure Wireless Charging Apps v03r01 provides general guidance on the information necessary to determine RF exposure evaluation and compliance requirements when submitting a wireless charging application inquiry.

Further, we intend to process, store, transfer and use data from or about our customers, including certain personally identifiable information and confidential information. These activities subject, or may subject, us to various federal, state, local and international laws and regulations regarding data privacy, protection, and security.

Litigation

The Company has not been a party to any litigation.

Property

The Company initially entered into a lease agreement on December 11, 2017, for the property located at 1919 Commerce Drive, Suite 120, Hampton, Virginia 23666. The fourth amendment to the lease agreement commenced on February 1, 2023 and expires on January 31, 2024.

On January 10, 2024 the Company agreed to a leasehold interest in an apartment located at Roman Ridge Residential Area in the Accra Metropolis in the Greater Accra region of the Republic of Ghana. The apartment will be used as a distribution location for the Company's Saltwater Powered Generators.

The leasehold interest expires on March 8, 2054. The Company intends to pay $189,543.12 USD for this apartment. The Company notes that this apartment building is not yet completed. The payment schedule is below. Payments are made from revenue. Proceeds from the Regulation A offering will not be used to purchase this property.

TIMELINE	PERCENTAGE	TOTAL AMOUNT
December 18, 2023	Reservation	USD $5,000
January 18, 2024	30%	USD $56,862.94
April 18, 2024	30%	USD $56,862.94
Upon Completion	40%	USD $70,817.24

Risk Factors

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The Company has a limited operating history upon which you can evaluate its performance, and has not yet generated profits. Accordingly, the Company's prospects must be considered in light of the risks that any new Company encounters. WiGL was incorporated under the laws of the State of Virginia on February 26, 2020. The Company has not yet generated sustained profits. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its technology and products. The Company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. The Company will only be able to pay dividends on any shares once its directors determine that it is financially able to do so. WiGL has incurred a net loss and has had limited revenues generated since inception. There is no assurance that the Company will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth Company.

The Company anticipates sustaining continued operating losses. It is anticipated that the Company will continue to sustain operating losses. WiGL's ability to become profitable depends on success in licensing and selling of products. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the Company is successful. Furthermore, the Company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that the Company will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

The Company's business projections are only projections. There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that the Company will able to provide the service at a level that allows it to make a profit and still attract business.

If the Company cannot raise sufficient funds, it will not succeed. WiGL is offering Common Stock in the amount of 12,658,228 shares and up to $20,000,000 in this offering on a best-efforts basis and may not raise the complete amount. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise a substantially lesser amount than the Maximum Raise, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Future fundraising may affect the rights of investors. In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The Company faces significant market competition. The Company competes with larger, established companies who currently have products technologies on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than WiGL. They may succeed in developing and marketing competing equivalent products earlier than WiGL, or superior products than those

developed by the Company. There can be no assurance that competitors will render the Company's technology or products obsolete or that the products developed by the Company will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Any valuation at this stage is difficult to assess. The valuation for this offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Company's Financial Statements include a Going Concern Disclosure. The Company's financial statements were prepared on a "going concern" basis. Certain matters, as described in the accompanying financial statements, indicate there may be substantial doubt about the Company's ability to continue as a going concern.

The Company sustained a net loss of $1,081,636 and had negative operating cash flows for the six months ended June 30, 2023. As of June 30, 2023, the Company had an accumulated deficit of $5,590,852 and limited liquid assets with $658,467 of cash. The Company sustained net losses of $2,573,421 and $1,859,309 and had negative operating cash flows for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company had an accumulated deficit of $4,509,216 and limited liquid assets with $306,950 of cash. These factors raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. No assurance can be given that the Company will be successful in these efforts. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We may never have an operational product or service. It is possible that there may never be operational WiGL enabled devices or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties. We are currently in the research and development stage and have only manufactured a prototype for our WiGL enabled devices. Delays or cost overruns in the development of our WiGL enabled devices and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

A finding by the US. Air Force that we no longer qualify to receive SBIR awards could adversely affect our business. Going forward, we believe that SBIR contracts will be a significant portion of our total revenues for the foreseeable future until consumer adoption of our technology occurs. In order to qualified for SBIR contracts and grants, we must meet certain size and ownership eligibility criteria. These eligibility criteria are applied as of the time of the award of a contract or grant. A Company can be declared ineligible for a contract award as a result of a size challenge filed with the US. Air Force by a competitor or a federal agency. If we were to lose eligibility for SBIR contracts and grants, our planned operations could be adversely affected.

Our new product could fail to achieve the sales projections we expected. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

You are trusting that management will make the best decision for the Company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Management discretion as to use of proceeds. The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described in "Use of Proceeds" is an estimate based on the Company's current business plan. The Company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and it will have broad discretion in doing so.

The loss of one or more of our key personnel or our failure to attract and retain other highly qualified personnel in the future could harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company relies on third parties to provide services essential to the success of its business. The Company relies on third parties to provide a variety of essential business functions for it, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the Company will experience delays, defects, errors, or other problems with their work that will materially impact its operations and it may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect the Company's business. As a result, your investment could be adversely impacted by the Company's reliance on third parties and their performance.

The Company's ability to sell its product or service is dependent on outside government regulation which can be subject to change at any time. The Company's ability to sell product is dependent on the outside government regulation such as the FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company may not be able to protect its intellectual property. Trademark and copyright litigation have become extremely expensive. Even if the Company believes that a competitor is infringing on one or more of its trademarks or copyrights, the Company might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because it believes that the cost of enforcing its trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce its trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening the Company's attempts to prevent competitors from entering the market. As a result, if the Company is unable to enforce its trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We have pending patent approval's that might be vulnerable. One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The Company's success will depend on its ability to secure additional patent protection for its core technologies and be able to enforce those patents. Some patent applications that are pending may not result in issued patents. If any patent application results in an issued patent, that patent may later be invalidated or held unenforceable as patent law changes. Further, the outsourcing of the manufacture of the Company's product may result in the unauthorized exposure of the intellectual property of the Company.

The Company's trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the Company's intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the Company's trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if the trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The Company is vulnerable to hackers and cyber-attacks. As a wireless energy -based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption of WiGL enabled devices or in its systems could reduce the attractiveness of WiGL enabled devices and result in a loss of investors and companies interested in using our devices. Further, we rely on a third-party technology provider to provide some of our technology. Any disruptions of services or cyber-attacks either on our technology provider or on WiGL Inc could harm our reputation and materially negatively impact our financial condition and business.

We may not be able to sufficiently manage our services and customers and therefore monetize our services. We may not be able to sell sufficient subscriptions and in such event, we may be unable to meet our capital requirements or revenue goals. Subscription-based services come with inherent risks. Specifically, customer churn, market saturation, competitive pressure, technology risk, payment processing issues, customer acquisition costs, content or service quality and subscription fatigue.

- Customer Churn refers to the rate at which customers cancel or do not renew their subscriptions. High churn rates can impact revenue and profitability. Understanding and managing the factors that contribute to churn is crucial for the sustainability of the service.

- When the market becomes saturated, acquiring new customers becomes challenging. If the service reaches a point where most potential customers are already subscribers, growth may slow down. This emphasizes the need for diversification or the introduction of new features to attract a broader audience.

- The market for subscription services is often competitive, with new entrants and existing players offering similar or better services. Intense competition can lead to price wars, increased marketing expenses, and challenges in maintaining or growing market share.

- Dependence on technology for service delivery and payment processing. Technical issues, such as outages, security breaches, or failure to adapt to evolving technologies, can lead to service disruptions, loss of customer trust, and reputational damage.

- Challenges related to billing, payment processing, and subscription management. Issues with billing accuracy, payment processing errors, or difficulty in managing subscriptions can lead to customer dissatisfaction and financial losses.

- The cost associated with acquiring new subscribers. If customer acquisition costs are high and not offset by customer lifetime value, it can impact the overall profitability of the subscription service.

- Insufficient or declining quality of content or services. If subscribers perceive a decrease in the value of the service, it may lead to increased churn. Continuous investment in maintaining or improving service quality is essential.

- Consumers may become overwhelmed by numerous subscription services. Subscription fatigue can lead to customers cutting back on subscriptions or prioritizing essential services, affecting the service's growth.

Risks related to forum selection and jury waivers

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Virginia, regardless of convenience or cost to you, the investor. As part of this investment, each investor will be required to agree to the terms of the subscription agreement included as Exhibit 4.1 to the Offering Statement of which this Offering Circular is part (the "Subscription Agreement"). In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Virginia, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Virginia law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favourable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favourable outcomes to the plaintiff(s) in any action under the Subscription Agreement. Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the Agreement, including any claims made under the federal securities laws. By signing the Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the Company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the Company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Virginia, which governs the agreement, by a federal or state court in the State of Virginia. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. The Company believes that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against the Company in connection with matters arising under the Subscription Agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favourable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

Irregular Use of Proceeds: The Company may incur Irregular Use of Proceeds that include but are not limited to the following:

- o Vendor payments in excess of $10,000.
- o Salary payments in excess of $10,000 made to the CEO, a friend or relative.
- o Travel and Entertainment payments in excess of $10,000.
- o Intercompany debt or back payments in excess of $10,000.
- o Administrative Expenses in any amount may not be strictly for administrative purposes.

The Offering

Minimum Amount of the Securities Offered	5,405
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	96,772,417
Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)	2,162,162
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	98,929,174
Price Per Security	$1.85
Minimum Individual Purchase Amount	$249.75
Offering Deadline	December 31, 2024
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Wireless Electrical GRID LAN, WiGL Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.5% of the value of the securities sold through Regulation CF. The issuer is also responsible for reimbursing PicMii for the cost associated with escrow and bad actor checks. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $9,999.25 and $3,999,999.70 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $9,999.25, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $9,999.25, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

Offering Purpose:
If the maximum offering amount is raised, our anticipated use of proceeds is as follows below in the "Use of Proceeds" section.

Use of Proceeds:

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Offering Expenses	4.5%	$ 449.97	4.5%	$ 179,999.99
Research & Development	11.0%	$ 1,099.92	11.0%	$ 439,999.97
General & Administrative	60.0%	$ 5,999.55	60.0%	$ 2,399,999.82
Sales & Marketing	22.0%	$ 2,199.84	22.0%	$ 879,999.93
Working Capital Reserves	2.5%	$ 249.98	2.5%	$ 99,999.99
Total	100%	$ 9,999.25	100%	$ 3,999,999.70

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

**During the course of the offering, the Company may issue Bonus Shares. The issuance of Bonus Shares does not affect the potential proceeds that may be received by the Company.

How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent. The anticipated transfer agent for this offering will be StartEngine Secure LLC.

How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business

days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

Describe the terms of the securities being offered.

Up to $3,999,999.70 in Common Stock at $1.85 per share with a minimum target amount of $9,999.25.

Offering Minimum: $9,999.25 | 5,405 shares of Common Stock
Offering Maximum: $3,999,999.70 | 2,162,162 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.85 per Share
Minimum Investment Amount (per investor): $249.75

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $249.75. The Company must reach its Target Offering Amount of $9,999.25 by December 31, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.25 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Bonuses:

Time-Based Incentives (<u>Discount applied at time of investing</u>):

Prior Investors, Friends and Family Early Bird Bonus: Invest within the first 7 days after the campaign launches and receive a 15% discount on the share price.

Super Early Bird Bonus: Invest within the first two-weeks after the campaign launches and receive a 12.5% discount on the share price.

Early Bird Bonus: Invest within the first three-weeks after the campaign launches and receive a 10% discount on the share price.

Amount-Based Incentives (Bonus shares to be issued by the issuer <u>after the raise has completed</u>):

Invest $500+: Level I – WiGL Bronze

Become part of the WiGL Investors Club* + Exclusive WiGL Hat* + 3% bonus shares*

Invest $1,000+: Level II – WiGL Silver

Become part of the WiGL Investors Club* + Receive an exclusive WiGL Hat* + 5% bonus shares*

Invest $2,500+: Level III – WiGL Gold

Become part of the WiGL Investors Club* + Receive an exclusive WiGL Shirt* + WiGL Hat* + 10% bonus shares*

Invest $5,000+: Level IV – WiGL Platinum

Become part of the WiGL Investors Club* + Receive an exclusive WiGL Shirt* + WiGL Hat* + 15% bonus shares* + exclusive early access to WiGL enabled products*

Invest $50,000+: Executive Level – WiGL Angel

Become part of the WiGL Investors Club* + Receive an exclusive WiGL "Angels" Shirt* + WiGL Hat* + 30% bonus shares* + exclusive early access to WiGL enabled products*

*All perks occur when the offering is completed.

**Investors can only receive one (1) time-based incentive and one (1) amount-based incentive per investment.

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

****Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Voting Rights and Proxy:

Each holder of Common Stock has the right to one vote per share of Common Stock and be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The full subscription agreement appears as Exhibit C to the Offering Statement of which this Offering Circular forms a part.

Limitations on any voting or other rights

See above.

How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

Material terms of any outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common Stock	500,000,000	96,767,012	N/A	N/A	Yes

Options, Warrants and Other Rights

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.If the company decides to

issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No. Each holder of Common Stock has the right to one vote per share of Common Stock and be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The full subscription agreement appears as Exhibit C to the Offering Statement of which this Offering Circular forms a part.

How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer's discretion at a pre-money valuation of $179,018,972.

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs

(i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or

an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

Material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
N/A	N/A	N/A	N/A

Other exempt offerings conducted in the past 3 years.:

Initial Capitalization and 2020 Regulation CF Offering

WiGL Inc was initially a division of Glover 38th St Holdings, LLC ("G38"). From the Company' founding thru 2021, G38 advanced funds, paid 100% of expenses and/or provided loans to the Company in 2020 and Q1 of 2021.

During the year ending December 31, 2020, the G38 funded and initiated a Regulation CF offering. The purpose of this offering was to separate the Company from G38. Over the course of two Regulation CF capital raises, the Regulation CF offerings sold 9,232,512 shares of common stock at $0.59 per share for gross proceeds of $4,837,428. There were $773,721 in net fees related to the fundraise as well as 169,483 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, $207,079 was placed in escrow and was distributed to the Company on February 18, 2022. During the year ending December 31, 2022, the Company continued with the Regulation CF raise and sold an additional 1,274 shares of common stock for gross proceeds of $675.

The Regulation CF offering initiated in December 2020 included the following disclosures:

- Irregular Use of Proceeds: The Company may incur Irregular Use of Proceeds that include but are not limited to the following:

    - Vendor payments in excess of $10,000.

    - Salary payments in excess of $10,000 made to the CEO, a friend or relative.

    - Travel and Entertainment payments in excess of $10,000.

    - Intercompany debt or back payments in excess of $10,000.

    - Administrative Expenses in any amount may not be strictly for administrative purposes.

The aforementioned disclosure was intended to describe the potential use of funds related to separating the Company from G38. During the period ended December 31, 2020 and December 31, 2021, the Company repaid its loans and advances from G38 solely in shares. These repayments were made via a stock transfer and not sold to G38. The Company transferred 83,000,000 shares of Common Stock to G38's Founder Dr. Glover.

For the period ended December 31, 2020, G38 paid all expenses on behalf of WiGL Inc. Conversely, during COVID in 2021 the Company made reciprocated advances to G38 in the amount of $351,000 during the period ended December 31, 2021.

During the period ending December 2020, the CEO received $0 in salary from the Company. For the period ending December 31, 2021, when the CEO transitioned from unpaid parttime support to full time CEO, the Company made advances to Dr. Glover in the amount of $100,000.

During the period ended December 31, 2022, at the close of the Regulation CF offering, the Company accepted the following payments from related parties:

Payor	Payee	Payment received	Reasoning	Value
Dr. Glover	Company	387,451 shares	Dr. Glover returned 387,451 shares of Common Stock that had been issued to him in lieu of salary during the period ended December 31, 2020.	$1.58 per share

Regulation A Offering

During the year ending December 31, 2022, the Company opened up a Regulation A raise and sold an additional 1,283,378 shares of common stock for gross proceeds of $1,894,930. This included 1,199,323 shares that were issued at $1.58per share. There were an additional 84,055 Bonus Shares that were issued to certain investors as a part of that raise. There were $343,791 in net fees related to the fundraise. Of the gross proceeds, there was $106,147 placed in escrow to be distributed to the Company at the conclusion of the raise.

During the year ending December 31, 2023 the Company continued with the Regulation A raise and sold a total of 2,457,226 shares of common stock for gross proceeds of $3,623,814. There were an additional 70,402 shares, valued at $111,235, that were issued to the broker as a part of their fee for the raise. There were $665,882 in net fees related to the fundraise. Of the gross proceeds, there was an additional $203,427 placed in escrow to be distributed to the Company at the conclusion of the raise. The total escrow balance as of December 31, 2023 was $309,577.

In January of 2024, on the StartEngine portal, the Company issued an additional 277,147 shares, and 63,041 Bonus Shares via the continued Reg A raise, for gross proceeds of $423,618.

Risk Reduction Investment Account

In addition to holding funds in $250,000 FDIC insured deposit bank accounts, the Company also deposited funds received from its securities offerings into a $2,000,000 Edward Jones insured investment account for operating capital. This account provided additional insurance against loss of funds and security compared to our deposit accounts which was compromised in 2021 (see "Unrecoverable Costs" below). During the year ending December 31, 2022, the Company received $950,386 in proceeds from sale of investments held in the Edward Jones operating cash account. As mentioned, these proceeds were used for operating cash and auto-reinvested $4,886 of dividends into investments. During the year ending December 31, 2022, the Company had unrealized losses of $129,451 and a loss on stock sales of $110,147.

During the year ending December 31, 2023, the Company auto-reinvested $760 of dividends into investments. Further, during the year ended December 31, 2023, the Company had unrealized gain of $99,856.

In addition, During 2021, the Company invested $4,547 in 14 startup companies via StartEngine crowd funding. This was done partly to better understand the crowdfunding process and obligations of companies that have completed raises under Regulation Crowdfunding. During the year ending December 31, 2022, the Company invested an additional $1,710 in three companies via crowd funding. As the companies are not public and without a readily determinable fair value, the Company accounts for these investments at cost, minus impairment in accordance with ASC 321. During the year ending December 31, 2022, the Company recorded a loss on one of the investments in the amount of $406. The balance of the equity investments as of December 31, 2023 and December 31, 2022 was $5,674 and $5,851, respectively.

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

Related Party Transactions

In the years ending 2017-2019, the CEO received a salary of $0 from WIGL Inc. When formed in 2020, the CEO received a salary of $0 from WIGL Inc in the year ending 2020. In addition, the CEO also worked for 25% salary in Q1 of 2021.

During the year ending December 31, 2021, the Company advanced $100,000 in salary to the Company's CEO in advance of his 2021 annual salary and this remained outstanding at December 31, 2021. During the year ended December 31, 2022, the CEO took a reduction in pay and paid back $34,375 in cash towards the advance. Once the CEO secured the first revenue generating contract for the Company, the remaining balance of $65,625 was settled via a share return per the intent of the Regulation CF. As of December 31, 2022 the outstanding balance as of the Regulation A capital raise was $0.

In the years ending 2017 -2020, G38 and/or the CEO paid all (100%) expenses on behalf of WiGL Inc. Additionally, as detailed in "Recent capital raising activity and outstanding debt" and shared under Irregular Use of Proceeds, during the years ended December 31, 2021 and 2022, the Company advanced funds for expenses on behalf of the CEO and the CEO's other company, G38. The balance of the related party receivable was $351,978 as of December 31, 2021. There were additional advances of $130,566 incurred during the year ended December 31, 2022. In December of 2022, per the intent of the Regulation CF, the CEO settled the balance of $482,544 via the return of the aforementioned shares back to WiGL Inc, issued to the CEO in 2020 to cure WiGL Inc's debt. As of December 31, 2022 the outstanding balance was $0.

As discussed above, to cure and separate the two entities per the Regulation CF, the CEO returned 387,451 shares, valued at $1.58 per share for a total value of $612,173. In addition to the share return settling the above related party receivables, it resulted in an "overage" amount owing to the CEO of $64,004 and is recorded as a related party payable as of December 31, 2022. The balance increased by $106 in the year ending December 31, 2023 for a balance of $64,110. As a result of internal audits of the overage, the CEO intends to forgive this balance by December 31, 2024.

Financial Condition of the Issuer

Issuer Operating History

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Form C. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results

could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2023.

Overview

WiGL was incorporated on February 26, 2020, under the laws of the state of Virginia, and is headquartered in Hampton, VA. The Company is engineering the technology to enable consumers to ditch cords and wires and operating their devices on the move or recharge their battery while they use their device wirelessly.

Results of Operations

Years Ended December 31, 2023, and December 31, 2022

WiGL generated $644,999 in revenues for the period ended December 31, 2023 and $479,999 for the period ended December 31, 2022. The increase in revenues was due to the completion of a contract that included eight phases for a total contract amount of $749,999. As of December 31, 2023, the Company completed all eight phases and earned $750,000 in revenue, with $245,253 recognized in the first half of 2023. In June of 2023, the Company entered into a contract that included eight phases for a total contract amount of $799,000. For the year ending December 31, 2023, the Company completed the first two phases for revenue earned of $300,000. The remaining phase of the contract is to be completed subsequent to December 31, 2024.

The operating expenses for the year ended December 31, 2023, consisted of: (i) professional fees, (ii) advertising and marketing, (iii) general and Administrative costs, (iv) rent, (v) travel, (vi) consulting and contractor expense, (vii) payroll and related expenses, (iix) research and development and (ix) depreciation and amortization. Operating expenses totaled $3,244,079 for the year ended December 31, 2023 compared to $2,818,798 for the year ended December 31, 2022. The increase in operating expenses was primarily driven by an increase in general and administrative costs and research and development costs.

General and administrative costs increased from $111,902 for the period ended December 31, 2022 to $293,412 for the period ended December 31, 2023. The 160% increase was due to expenses incurred during the course of the Company's securities offerings.

In addition, the Company experienced a 30% increase in operating expenses related to research and development which include salaries, research materials and administrative costs. The Company spent $1,842,724 on research and development period ended December 31, 2023 compared to $1,433,511 for the period ended December 31, 2022. The increase was as a result of expenses related to:
- the research and development efforts of the Company with regards to product development,
- the salaries of executives included within the research and development costs for the year ended December 31, 2023 totaled $414,264.43.

During the year ending December 31, 2023, the Company received $100,000 from the IRS for an Employee Retention Credit (ERC) and was recorded as other income on the Statement of Operations. The refundable tax credit is for businesses and tax-exempt organizations that had employees and were affected during the COVID-19 pandemic

As a result of the foregoing, the Company generated a net loss of $(2,599,080) for the period ended December 31, 2023 compared to $(2,338,709) for the period ended December 31, 2022.

Financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Liquidity and Capital Resources

Year Ended December 31, 2023 and December 31, 2022

In addition to revenues received as part of delivery on certain contracts, the Company's current capital resources come from funds raised in its ongoing offering under Regulation A, that has made cash available to the Company for general operating purposes. As the Company transitions to delivering products to customers, traditional lines of credit and inventory financing are expected to be secured as needed.

On December 31, 2023 the Company's cash on hand was $654,235 compared to $306,950 for the period ended December 31, 2022.

As a result of FDIC limits, the company also maintains funds in an Edward Jones investment account, comprised of mutual funds and individual company stocks and adopted ASU 2016-01, which requires equity investments to be measured at fair value with changes in fair value recognized in net income. The funds are publicly traded on an active market making them a level 1 on the fair value hierarchy. As of December 31, 2023 the funds in this account were $248,502 compared to $147,709 as of December 31, 2022.

The Company requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Recent capital raising activity and outstanding debt

Initial Capitalization and 2020 Regulation CF Offering

WiGL Inc was initially a division of Glover 38th St Holdings, LLC ("G38"). From the Company' founding thru 2021, G38 advanced funds, paid 100% of expenses and/or provided loans to the Company in 2020 and Q1 of 2021.

During the year ending December 31, 2020, the G38 funded and initiated a Regulation CF offering. The purpose of this offering was to separate the Company from G38. Over the course of two Regulation CF capital raises, the Regulation CF offerings sold 9,232,512 shares of common stock at $0.59 per share for gross proceeds of $4,837,428. There were $773,721 in net fees related to the fundraise as well as 169,483 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, $207,079 was placed in escrow and was distributed to the Company on February 18, 2022. During the year ending December 31, 2022, the Company continued with the Regulation CF raise and sold an additional 1,274 shares of common stock for gross proceeds of $675.

The Regulation CF offering initiated in December 2020 included the following disclosures:

- Irregular Use of Proceeds: The Company may incur Irregular Use of Proceeds that include but are not limited to the following:

    o   Vendor payments in excess of $10,000.

    o   Salary payments in excess of $10,000 made to the CEO, a friend or relative.

    o   Travel and Entertainment payments in excess of $10,000.

    o   Intercompany debt or back payments in excess of $10,000.

    o   Administrative Expenses in any amount may not be strictly for administrative purposes.

The aforementioned disclosure was intended to describe the potential use of funds related to separating the Company from G38. During the period ended December 31, 2020 and December 31, 2021, the Company repaid its loans and advances from G38 solely in shares. These repayments were made via a stock transfer and not sold to G38. The Company transferred 83,000,000 shares of Common Stock to G38's Founder Dr. Glover.

For the period ended December 31, 2020, G38 paid all expenses on behalf of WiGL Inc. Conversely, the during COVID in 2021 the Company made reciprocated advances to G38 in the amount of $351,000 during the period ended December 31, 2021.

During the period ending December 2020, the CEO received $0 in salary from the Company. For the period ending December 31, 2021, when the CEO transitioned from unpaid parttime support to full time CEO, the Company made advances to Dr. Glover in the amount of $100,000.

During the period ended December 31, 2022, at the close of the Regulation CF offering, the Company accepted the following payments from related parties:

Payor	Payee	Payment received	Reasoning	Value
Dr. Glover	Company	387,451 shares	Dr. Glover returned 387,451 shares of Common Stock that had been issued to him in lieu of salary during the period ended December 31, 2020.	$1.58 per share

Regulation A Offering

During the year ending December 31, 2022, the Company opened up a Regulation A raise and sold an additional 1,283,378 shares of common stock for gross proceeds of $1,894,930. This included 1,199,323 shares that were issued at $1.58per share. There were an additional 84,055 Bonus Shares that were issued to certain investors as a part of that raise. There were $343,791 in net fees related to the fundraise. Of the gross proceeds, there was $106,147 placed in escrow to be distributed to the Company at the conclusion of the raise.

During the year ending December 31, 2023 the Company continued with the Regulation A raise and sold a total of 2,457,226 shares of common stock for gross proceeds of $3,623,814. There were an additional 70,402 shares, valued at $111,235, that were issued to the broker as a part of their fee for the raise. There were $665,882 in net fees related to the fundraise. Of the gross proceeds, there was an additional $203,427 placed in escrow to be distributed to the Company at the conclusion of the raise. The total escrow balance as of December 31, 2023 was $309,577.

In January of 2024, on the StartEngine portal, the Company issued an additional 277,147 shares, and 63,041 Bonus Shares via the continued Reg A raise, for gross proceeds of $423,618.

Risk Reduction Investment Account

In addition to holding funds in $250,000 FDIC insured deposit bank accounts, the Company also deposited funds received from its securities offerings into a $2,000,000 Edward Jones insured investment account for operating capital. This account provided additional insurance against loss of funds and security compared to our deposit accounts which was compromised in 2021 (see "Unrecoverable Costs" below). During the year ending December 31, 2022, the Company received $950,386 in proceeds from sale of investments held in the Edward Jones operating cash account. As mentioned, these proceeds were used for operating cash and auto-reinvested $4,886 of dividends into investments. During the year ending December 31, 2022, the Company had unrealized losses of $129,451 and a loss on stock sales of $110,147.

During the year ending December 31, 2023, the Company auto-reinvested $760 of dividends into investments. Further, during the year ended December 31, 2023, the Company had unrealized gain of $99,856.

In addition, During 2021, the Company invested $4,547 in 14 startup companies via StartEngine crowd funding. This was done partly to better understand the crowdfunding process and obligations of companies that have completed raises under Regulation Crowdfunding. During the year ending December 31, 2022, the Company invested an additional $1,710 in three companies via crowd funding. As the companies are not public and without a readily determinable fair value, the Company accounts for these investments at cost, minus impairment in accordance with ASC 321. During the year ending December 31, 2022, the Company recorded a loss on one of the investments in the

amount of $406. The balance of the equity investments as of December 31, 2023 and December 31, 2022 was $5,674 and $5,851, respectively.

Unrecoverable Costs

During the year ended December 31, 2021, the Company was a victim to a scam wherein an e-mail account was hacked and redirected vendor payments to a fraudulent bank account. This resulted in false vendor payments in the amount of $153,872. To date, the Company has been unable to recover any of the fraudulent payments and therefore, those payments are included as unrecoverable costs in other income (expense) on the statement of operations. See – Note 9 to the audited financial statements for the year ended December 31, 2022 and December 31, 2021. To mitigate this risk, the Company moved at risk funds to the aforementioned EJ accounts.

Related Party Transactions

In the years ending 2017-2019, the CEO received a salary of $0 from WIGL Inc. When formed in 2020, the CEO received a salary of $0 from WIGL Inc in the year ending 2020. In addition, the CEO also worked for 25% salary in Q1 of 2021.

During the year ending December 31, 2021, the Company advanced $100,000 in salary to the Company's CEO in advance of his 2021 annual salary and this remained outstanding at December 31, 2021. During the year ended December 31, 2022, the CEO took a reduction in pay and paid back $34,375 in cash towards the advance. Once the CEO secured the first revenue generating contract for the Company, the remaining balance of $65,625 was settled via a share return per the intent of the Regulation CF. As of December 31, 2022 the outstanding balance as of the Regulation A capital raise was $0.

In the years ending 2017 -2020, G38 and/or the CEO paid all (!00%) expenses on behalf of WiGl Inc. Additionally, as detailed in **"Recent capital raising activity and outstanding debt"** and shared under Irregular Use of Proceeds, during the years ended December 31, 2021 and 2022, the Company advanced funds for expenses on behalf of the CEO and the CEO's other company, G38. The balance of the related party receivable was $351,978 as of December 31, 2021. There were additional advances of $130,566 incurred during the year ended December 31, 2022. In December of 2022, per the intent of the Regulation CF, the CEO settled the balance of $482,544 via the return of the aforementioned shares back to WiGL Inc, issued to the CEO in 2020 to cure WiGL Inc's debt. As of December 31, 2022 the outstanding balance was $0.

As discussed above, to cure and separate the two entities per the Regulation CF, the CEO returned 387,451 shares, valued at $1.58 per share for a total value of $612,173. In addition to the share return settling the above related party receivables, it resulted in an "overage" amount owing to the CEO of $64,004 and is recorded as a related party payable as of December 31, 2022. The balance increased by $106 in the year ending December 31, 2023 for a balance of $64,110. As a result of internal audits of the overage, the CEO intends to forgive this balance by December 31, 2024.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company sustained a net loss of $2,396,211 and had negative operating cash flows for the year ended December 31, 2023. As of December 31, 2023, the Company had an accumulated deficit of $6,905,427 and limited liquid assets with $654,235 of cash. These factors raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. No assurance can be given that the Company will be successful in these efforts.

Trend Information

Historically, the technology has been expensive to integrate. However, due to WiGL's relatively inexpensive component integration we believe that WiGL is poised to enter and disrupt the market.

The most prominent factors that drive the wireless charging market growth are the following:

- Increase in connected mobile devices via the Internet of Things;

- Increase in sales of electric vehicles;

- Constantly evolving portable electronics; and

- Wearables market.

The global power electronics market size is projected to grow from USD 35.1 billion in 2020 to USD 44.2 billion by 2025, at a CAGR of 4.7%. The increasing focus on the use of renewable power sources across the globe, growing adoption of power electronics in the manufacturing of electric vehicles, and increasing use of power electronics in consumer electronics are the major factors driving the growth of the power electronics market.

Conversely, similar to most original equipment manufacturers ("OEM's"), the power electronics market in 2020 was affected by the impact of COVID-19. OEM's generally, have experienced a decline in demand for end-products, which ultimately will affect the growth of the power electronics market.

In current market conditions, we believe that WiGL is poised to be a leader in the wireless charging market. As noted above, as of June 30, 2023, the Company has completed all phases of its contract with the Department of Defense. And as a result, WiGL was awarded an additional 2-year contract to continue to fine-tune WiGl offerings for the DoD. We believe this, as long with our other activities, demonstrates the viability of WiGL as a technology, and as a product. The next phase of our development will include the following:

- Launch tWPT Christmas Trees into stores by Q4 2025; 1st product on the WiGL network.

- Launch SWPG water bottles into stores by Q1 2025; 1st product under WiGL Inc's WiGL eNERGY subsidiary.

Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See Exhibit A

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement,**

restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
i. In connection with the purchase or sale of any security?
ii. Involving the making of any false filing with the Commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
i. At the time of the filing this offering statement bars the person from:
    1. Association with an entity regulated by such commission, authority, agency or officer?
    2. Engaging in business of securities, insurance, or banking?
    3. Engaging in savings association or credit union activities?

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

   Wireless Electrical GRID LAN, WiGL Inc. and its officers and founder answer 'NO' to all the above questions.

Other Material Information

In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Audited Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Articles of Incorporation: Exhibit D

Bylaws: Exhibit E

Exhibit A

Audited Financial Statements (See Attachment in Form C Filing)

Exhibit B

Offering Page (See Attachment in Form C Filing)

Exhibit C

Subscription Agreement (See Attachment to Form C Filing)

Exhibit D

Certificate of Incorporation (See Attachment in Form C Filing)

Exhibit E

Bylaws (See Attachment in Form C Filing)